SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

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The Netherlands

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Case IH Focuses on Sugar Cane Business in High-Growth Markets”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 4, 2008

Press Release

June 2008

Contact:

Stefano Ferro

stefano.ferro@cnh.com

+39 3346340138

Case IH Focuses on Sugar Cane Business in High-Growth Markets

LUGANO, Switzerland – (June 3, 2008) - Case IH, a leading company in the agricultural equipment business and part of CNH (NYSE:CNH), a majority-owned subsidiary of the Fiat Group (FIA.MI), is solidifying its role as a leader in the sugar cane business in high-growth markets. The Case IH marketing department recently organized a trip for some of its main African customers and distributors involved in developing and strengthening their businesses in the expanding sugar cane market.

Case IH is the best-in-class company in this business and the global leader in the industry. Brazil, where Case IH manufactures its sugar cane harvesters, represents the first market in the world in terms of total industry volumes, and this business is expanding throughout Asia and all across the African continent. Many countries, such as India and South Africa, are actively looking to move toward mechanized harvesting systems to replace the heavy dependence on manual cutting. In addition, mechanized harvesting systems foster a more environmentally compatible practice, avoiding field burning to pick the sugar cane. Sugar cane can not only meet human nutritional demands but also produce renewable fuel and green power from the remaining biomass. The productivity of sugar cane harvesters and balers is crucial for the industry to take advantage of the potential growth.

In order to witness first hand Case IH’s proven expertise in this business, customers were invited to the Case IH facilities in Piracicaba, Brazil. They visited the Piracicaba plant, where CNH has recently made substantial investments to introduce new products, production technologies. The group also visited the largest dealer in Brazil for sugar cane harvesters, Tracan, the Sao Martinho sugar mill, and the Case IH Curitiba tractor and combine plant.

Some customers and distributors who participated in the visit were particularly impressed with the Case IH Austoft 7000 series sugar cane harvesters, which they will incorporate in their fleets to expand their business. This product embodies technological innovations that provide excellent cane quality to the mill, while ensuring low cost and high productivity. The superior cleaning system, featuring the revolutionary antivortex system, is unique to Case IH Austoft harvesters. This system reduces extraneous matter, cane losses, and operating costs of the machine, while improving transport efficiencies because of higher cane density in the bin.

CNH International, which is responsible for the Case IH operations in Asia and Africa, plans to increase its sales of sugar cane harvesters in those areas over 50% in the next two years.

[end]

For photos and more info please contact stefano.ferro@cnh.com

CNH

CNH is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH International

CNH International is a division of CNH and is based in Lugano, Switzerland. The company is responsible for the sales of agricultural equipment, commercial and after sales/ customer services in over 120 countries throughout Africa, the Commonwealth of Independent States, Middle East, Asia, Far East, New Zealand and Australia.

Case IH

Case IH is the professionals’ choice, drawing on more than 160 years of heritage and experience in the agricultural industry. A powerful range of tractors, combines and balers supported by a global network of highly professional dealers dedicated to providing our customers with the superior support and performance solutions to be productive and effective in the 21st century. More information on Case IH products and services can be found online at www.caseih.com.